EXHIBIT 99.1

Skeena Gold & Silver Announces Pricing of US$750 Million Senior Secured Notes Offering to Refinance Former Project Financing and to Fund Partial Buyback of Existing Gold Stream

VANCOUVER, British Columbia, April 02, 2026 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) announces the pricing of its offering (the “Offering”) of US$750 million aggregate principal amount of 8.500% Senior Secured Notes due 2031 (the “Notes”). The Offering is expected to close on or about Friday April 10, 2026, subject to customary conditions. All references to dollars ($) in this news release are in United States (“US”) dollars.

The Notes will be fully and unconditionally guaranteed by certain of the Company’s subsidiaries relating to its Eskay Creek project and will be secured by a first priority lien on certain of the Company’s and the guarantors’ property, including equity interests, the Segregated Accounts (as defined below) and interests in the Eskay Creek project.

Skeena intends to use approximately US$184 million of the proceeds from the Offering to fund the Stream Buy-Down (as defined below); an estimated US$94 million to fund an interest reserve account which will contain the first three semi-annual interest payments due under the Notes; and the remaining proceeds to fund a disbursement account with funds to be used to advance the Eskay Creek project to pay certain fees and expenses; and to add cash to Skeena’s balance sheet for, among other things, general corporate purposes.

Pursuant to an agreement between Skeena and the stream purchasers under the Company’s existing US$200 million gold stream (the “Stream Purchasers”), Skeena intends to buy down the Stream Agreement (as defined below) by making a lump-sum payment of approximately US$184 million to the Stream Purchasers in exchange for a reduction of the stream percentage deliverable from production at the Eskay Creek project to the Stream Purchasers by 66.67% (the “Stream Buy-Down”).

In connection with the Offering and the Stream Buy-Down, the Company entered into an amended stream agreement (the “Stream Agreement”) with Orion and certain of its affiliates to facilitate the Offering and related transactions. The amendments include, among other things, the termination of the availability of the stream cost over-run facility and amendments to certain liquidity and reporting covenants.

In addition, the Company intends to cancel its existing US$350 million senior secured term loan (the “Term Loan”) and cost over-run facility under the Stream Agreement concurrently with the completion of the Offering and the Stream Buy-Down. The Term Loan and cost over-run facility are currently undrawn, and the Company does not expect to incur any fees in connection with the cancellations. Completion of the Term Loan and cost over-run facility cancellations and Stream Buy-Back are subject to the successful completion of the Offering and each other.

The Offering and use of proceeds therefrom for the related refinancing is intended to improve the Company’s future operating margins, increase its exposure to gold prices and future production, and enhance overall project economics for the Eskay Creek project.

The Notes were offered and will be sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Notes were offered and will be sold in Canada on a private placement basis pursuant to applicable Canadian prospectus exemptions.

The offer and sale of the Notes have not been and will not be registered under the Securities Act or any state securities laws and the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Skeena

Skeena is a leading precious metals development company focused on advancing the Eskay Creek Gold-Silver Project in British Columbia’s Golden Triangle. With the Project fully permitted and under construction, the Company is progressing Eskay Creek towards initial production and cash flow in the second quarter of 2027. Once in operation, Eskay Creek is expected to be one of the world’s highest-grade and lowest-cost open-pit precious metals mines, with significant silver by-product production that exceeds the output of many primary silver mines. Skeena is committed to responsible and sustainable mining in partnership with Indigenous communities, while maximizing the value of its mineral resources to generate long-term shareholder returns.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:
Galina Meleger
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725

Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements
Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements relating to the completion and timing of the Offering and the intended use of proceeds from the Offering, including the estimated breakdown of proceeds for the uses described herein, the Company’s plans to complete the Stream Buy-Down and to cancel the Term Loan and cost over-run facility, project development plans and future performance. Such forward-looking statements represent our management’s expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by us as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties.

The risks and uncertainties that may affect the forward-looking statements in this news release include, among others, risks and uncertainties relating to: general economic conditions and credit availability; actual results of current exploration activities; unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; changes in project parameters as plans continue to be refined; fluctuations in prices of metals; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; negotiation of agreements necessary to interconnect infrastructure for mining operations, including delays in reaching an agreement or costs associated with alternatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations and political and economic developments in the countries in which we operate; actual resolutions of legal and tax matters; the lack of an established trading market for any securities other than for our common shares; new diseases and epidemics; conflicts in Europe and the Middle East; the geopolitical risks associated with contracting into regions or countries that are potential concentrate customers, including China; negative operating cash flow; variation in our use of net proceeds from the Offering or circumstances that may result in such a change; loss of investment; smelter terms being market dependent and less favorable in the future, negatively affecting project economics; the possible future restriction of export of certain minerals (especially critical minerals) to other jurisdictions, limiting the choice of smelters available to process our material; securities class action litigation; publication of inaccurate or unfavorable research about our business; the difficulty in enforcing U.S. judgments against us; risks relating to the Notes; and a lack of an active trading market for the notes, and other risk factors identified in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2025, the Company’s Annual Information Form dated March 24, 2026, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws. All of the forward-looking statements in this news release are qualified by this cautionary note.